January 5, 2021

Division of Corporation Finance
Office of Transportation and Leisure
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Karl Hiller, Mark Wojciechowski,
    Irene Barberena-Meissner and Karina Dorin

Re:    Alaska Air Group, Inc.
    Form 10-K for Fiscal Year Ended December 31, 2019
    Filed February 12, 2020
    File No. 001-08957

Dear Messrs. Hiller and Wojciechowski and Mses. Barberena-Meissner and Dorin:

This letter is in response to the comment received from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing by Alaska Air Group, Inc. For your convenience, we have restated the Staff’s comment in italics prior to our response to the comment.

Annual Report on Form 10-K for Fiscal Year Ended December 31, 2019

General

1.    We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your disclosure to state that there is uncertainty as to whether a court would enforce such provision and that stockholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In addition, please provide corresponding risk factor disclosure regarding the impact of your exclusive forum provision on stockholders, including that they may be subject to increased costs to bring a claim and that the provision could discourage claims or limit their ability to bring a claim in a judicial forum that they find favorable. Further, if this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform stockholders in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response:

    We respectfully advise the Staff that the Delaware forum selection provision included in the Company’s Amended and Restated Bylaws is not intended to apply to actions arising under the Securities Act of 1933 or the Securities Exchange Act of 1934. As noted in the Staff’s comment, only federal courts have jurisdiction over suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, federal and state courts have concurrent jurisdiction over suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, and the Company’s existing forum selection provision is not intended to modify the scope of this concurrent jurisdiction. We also respectfully advise the Staff that we previously included the following disclosure in the Description of Capital Stock exhibit that we filed as Exhibit 4.1 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 to inform stockholders that the provision does not apply to actions arising under the Securities Act or Exchange Act:

Under the provisions of our bylaws, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty owned by any of our directors, officers, other employee or stockholder to us or our stockholders; (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the “DGCL”) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or (iv) any action asserting a claim governed by the internal affairs doctrine.

This exclusive forum provision is intended to apply to claims arising under Delaware state law and would not apply to claims brought pursuant to the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, or any other claim for which the federal courts have exclusive jurisdiction. The exclusive forum provision in our bylaws will not relieve us of any of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations.

We intend to include similar disclosure in our future filings of the Description of Capital Stock exhibit required by Item 601(b)(4) of Regulation S-K as well as in future filings describing our Delaware forum selection provision. In addition, in response to the Staff’s comment, we will include a risk factor in the Annual Report on Form 10-K we file for the year ended December 31, 2020 (and other applicable future filings) regarding the impact of our Delaware forum selection provision on stockholders, including that they may be subject to increased costs to bring a claim and that the provision could discourage claims or limit their ability to bring a claim in a judicial forum they find favorable. We expect this risk factor will be substantially similar to the risk factor we included on page PS-7 of the prospectus supplement (filed under Rule 424(b)(7)) to our registration statement on Form S-3 filed with the Commission on September 25, 2020.

If the Staff has any questions regarding the foregoing response to the Staff’s comment, please contact me at your convenience at (206) 392-5292 or by email at Kyle.Levine@AlaskaAir.com.

Sincerely,

/s/ Kyle Levine
Kyle Levine
SVP Legal & General Counsel

Copies to:

Brad Tilden, Board Chair and Chief Executive Officer
Shane Tackett, Executive Vice President and Chief Financial Officer
Chris Berry, Vice President & Controller, Principal Accounting Officer
Allie Wittenberger, MD Corp Affairs & Compliance, Assistant Corporate Secretary